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                                                                 Exhibit 99a(9)
FOR IMMEDIATE RELEASE
CONTACT:  Steve Johnston
Senior Vice President
Chief Financial Officer
(614) 464-5029


DISTRICT COURT DISMISSES SHEPARD SUIT;
STATE AUTO SEEKS DECLARATORY JUDGMENT

COLUMBUS, OHIO - October 16, 2003 -- A U.S. District Court judge dismissed Wednesday a lawsuit filed by State Auto Financial Corporation (NASDAQ: STFC) investor Gregory M. Shepard and his wholly owned company ("Shepard") alleging that directors of STFC and its parent company, State Automobile Mutual Insurance Company ("SAM"), breached their fiduciary duty in connection with his tender offer for STFC shares.

The dismissal was based on a finding the court lacked subject matter jurisdiction in the case as State Auto had argued in a recently filed motion. In light of the dismissal, SAM and STFC dismissed, without prejudice, an action against Shepard that had been filed in that court last June 30.

The two companies then filed suit Thursday morning in Franklin County (Columbus) Common Pleas Court against Shepard seeking a declaratory judgment that STFC directors were not obligated under the Ohio Control Share Acquisition statute to call a shareholders meeting to approve Shepard's purchase of STFC shares, and that directors did not breach any fiduciary duty to minority shareholders.

Robert H. Moone, CEO of both companies, said, "We have filed this action in order to resolve, once and for all, these issues that Mr. Shepard has raised."

State Auto Financial Corporation is a regional property and casualty insurance holding company engaged primarily in writing personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation and fire insurance. The company currently markets its products through more than 22,000 agents associated with approximately 3,500 agencies in 26 states. Products are marketed primarily in the Midwest and Eastern United States, excluding New York, New Jersey and the New England states.